255 Duncan Mill Road, Suite 504, North York, ON, M3B3H9, Canada
Tel: 1.416.246.9997 www.kalloinc.ca

March 24, 2021

Honorable Amb. Ukur Yatani, EGH
Cabinet Secretary for the National Treasury and Planning
Republic of Kenya

Re: Kallo's Healthcare Project

Honorable Cabinet Secretary,

Thank you for your letter of March 22, 2021 requesting a postponement of Kallo's Healthcare Project. We are deeply disappointed that this political situation has arisen in Kenya and that you have felt it necessary to take the position that you have taken with the press.

As you are aware, Kallo is a publicly traded company registered in the United States and therefore subject to the requirements of the Securities and Exchange Commission (SEC). Kallo, in following these requirements, has disclosed and filed all of the contract documents that we have entered into with the Government of Kenya.

Furthermore, as a publicly traded company, all of the correspondence associated with these contracts and our negotiations and discussions with the Government of Kenya is also subject to full disclosure to the SEC.

Kallo's mission has always been and will always be to assist developing countries to improve their healthcare infrastructure to the benefit of all of their citizens. It is unfortunate that we are not being given the opportunity to fulfill this mission in Kenya at this time. We understand that you are dealing with a political situation and we do not wish to adversely impact that situation in any way. Therefore, please be aware that we will not be issuing any statements to the press.

We sincerely hope that we will eventually have the opportunity to fulfill our mission and help the Government of Kenya to bring improved healthcare services to all your citizens.

Please provide us with an official acknowledgement of the receipt of this letter.

Sincerely,

CORPORATE KALLO INC. SEAL kallo *NEVADA, USA*

John Cecil
Chairman
President & CEO